Filed by AvalonBay Communities, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

 Subject Company: AvalonBay Communities, Inc.
Commission File No.: 001-12672

On June 18, 2026, Benjamin W. Schall, Chief Executive Officer and President of AvalonBay Communities, Inc. (“AvalonBay”), sent the below email to employees of AvalonBay:

Thank you for joining last week’s town halls, in which we introduced the new leadership team, reinforced our collective opportunity, and openly discussed the next steps of the integration process.

As we move forward, you can trust that a few clear principles will guide us: serving our residents well and protecting their experience, treating our teams with fairness and respect, bringing together the best of both organizations, and building a new company with the capabilities and financial strength to create long-term value for residents, associates, and the communities we serve.

In doing so, we will aim to make Day 1 as smooth for our residents and our teams as possible.

For our residents, that means no disruption to their day-to-day experience. The people they know, the service they expect, and the communities they call home should continue without interruption. That is one of the clearest tests of integration excellence.

For our teams, that means providing the clarity, tools, systems, and support you need to do your work, collaborate with colleagues, and serve residents. Integration will bring change, but we are committed to minimizing unnecessary disruption, reducing uncertainty where we can, and helping you stay focused on the work that matters most.

The Integration Management Office, or IMO, is the team responsible for leading and coordinating the process of bringing together the two companies. The IMO is led by:

•	Melissa Dulski, SVP, Associate General Counsel — AvalonBay

•	Claudio Moreno, SVP, Treasurer — Equity Residential

•	Dave Alagno, SVP, Human Resources — AvalonBay

•	Tanya Foster, VP, Human Resources Transformation — Equity Residential

•	Kurt Hesser, SVP, Finance — AvalonBay

•	Taylor Robertson, VP, Financial Planning & Analysis — Equity Residential

These six leaders will work closely together and across both organizations to drive the integration forward and will report directly to Ben and Mark.

To support these leaders, we have assembled multiple integration planning workstreams with team members from both companies to address the many decisions that need to be made across functions and business units.

As we discussed at the town halls, we know that the status of your position matters most to you right now, so here is where things stand for your role:

•	For corporate and regional roles, we are committed to updating you on the status of your post-closing role by mid-August. At that time, you will know whether you will have a role at the combined company, if your role is still being determined, or if your role will not be part of the new organization, either immediately at closing or after a period of time. As we’ve shared, severance will be offered to associates whose positions will not be part of the new organization.

•	For regional leadership and field management roles — the layer between corporate and on-site — decisions will be made as part of the organizational planning process. Some of those decisions will fall within the timeline for corporate and regional roles, with status updates by mid-August. Others may take longer as we finalize the combined regional structure.

•	For on-site property operations and centralized operations teams, we do not anticipate significant role changes at closing. Any changes to these roles will come later, as we begin operating as a combined company.

•	For field construction teams, we also do not anticipate significant role changes at closing.

In all cases, you will hear from us directly.

Organizational decisions will not be made unilaterally by individual managers. The process will involve multiple levels of review, cross-functional input from the current leaders of both organizations, and oversight from HR and senior leadership to ensure that decisions are based on the needs of the combined organization and that we effectively assess individual qualifications. We are committed to a process that is as objective and consistent as possible.

We recognize that the next 60 days may feel both fast and slow depending on where you sit. We are moving as quickly as we responsibly can, because we know that uncertainty is hard and we believe that clarity is better than prolonged uncertainty. Where decisions genuinely cannot be made within 60 days, we will tell you that directly and explain why.

As a reminder, until closing, we are legally required to operate as two separate, independent companies and not coordinate current operations. We know there is an instinct to reach out to future colleagues, and it speaks well of both organizations. However, all communications must be routed through the proper integration planning channels. Guidance on this has been shared and is available on each company’s merger resource site.

In the meantime, an updated FAQ is also attached, which addresses a number of the questions we heard at the town halls and have received over the last week.

There is no shortage of meaningful work and exciting opportunities ahead, and we are confident in our approach and our commitment to doing it well. More to come soon.

Ben Schall President & CEO, AvalonBay Communities	Mark Parrell President & CEO, Equity Residential

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which AvalonBay Communities, Inc. (“AvalonBay”) and Equity Residential operate, as well as beliefs and assumptions of AvalonBay and Equity Residential. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that AvalonBay and Equity Residential expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between AvalonBay and Equity Residential, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where AvalonBay and Equity Residential operate and AvalonBay’s and Equity Residential’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to AvalonBay’s and Equity Residential’s ability to obtain the required respective stockholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that AvalonBay’s and Equity Residential’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against AvalonBay, Equity Residential or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of AvalonBay and Equity Residential management from ongoing business operations, will harm AvalonBay’s and Equity Residential’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact AvalonBay’s and Equity Residential’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring AvalonBay and Equity Residential to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of AvalonBay and Equity Residential to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect AvalonBay’s and Equity Residential’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting AvalonBay’s and Equity Residential’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of real estate investment trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in AvalonBay’s and Equity Residential’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by AvalonBay and Equity Residential, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither AvalonBay nor Equity Residential undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if AvalonBay’s and Equity Residential’s underlying assumptions prove to be incorrect, AvalonBay’s, Equity Residential’s and the combined company’s actual results may vary materially from what AvalonBay and Equity Residential may have expressed or implied by these forward-looking statements. AvalonBay and Equity Residential caution not to place undue reliance on any of AvalonBay’s or Equity Residential’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect AvalonBay or Equity Residential.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between AvalonBay and Equity Residential, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of AvalonBay and Equity Residential that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to AvalonBay’s stockholders and Equity Residential’s shareholders seeking their respective approval of the proposed transaction and other related matters. Each of AvalonBay and Equity Residential may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that AvalonBay and Equity Residential (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AVALONBAY AND EQUITY RESIDENTIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by AvalonBay and Equity Residential, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investor” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com.

Participants in the Solicitation

AvalonBay, Equity Residential, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from AvalonBay’s and Equity Residential’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of AvalonBay’s securities by its directors and executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual meeting of Stockholders or the holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from AvalonBay or Equity Residential using the sources indicated above.